Exhibit 99.3

Sun Life Life’s brighter under the sun Notice of 2021 annual meeting of common shareholders and notice of availability of meeting materials NOTICE AND ACCESS As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using notice and access to deliver our Management Information Circular (circular) to our registered and non-registered shareholders for our annual meeting. We are also using notice and access to deliver our annual management’s discussion and analysis (MD&A) to our registered shareholders and our MD&A and annual financial statements (together with our MD&A and circular, the “meetinag materials”) to share ownership account participants and non-registered shareholders. This means that instead of receiving a paper copy of certain meeting materials, you are receiving this notice, which provides information on how to access these meeting materials online. You will also find below information on how to request paper copies of these meeting materials if you prefer. Adopting notice and access allows us to reduce our printing and mailing costs, and is consistent with our sustainability strategy. You will find enclosed with this notice a proxy or voting instruction form, enabling you to vote at our annual meeting. WE ENCOURAGE YOU TO READ THE CIRCULAR BEFORE EXERCISING YOUR VOTE. Shareholders are invited to attend our annual meeting: WHEN: Wednesday, May 5, 2021 5:00 P.M. (Toronto time). WHERE: Virtual only meeting via live audio webcast online at https://web.lumiagm.com/447957232 Password: “sunlife2021” (case sensitive) We recommend that you log in at least one hour before the meeting starts. SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS: 01 Election of the directors (page 10 of the circular) 02 Appointment of the auditor (page 20 of the circular) 03 A special resolution to amend By-law No. 1 to increase the limit on the maximum amount of compensation payable in aggregate to all directors (page 21 of the circular) 04 A non-binding advisory vote on our approach to executive compensation (page 22 of the circular) MEETING MATERIALS CAN BE FOUND ONLINE ON: SEDAR at www.sedar.com EDGAR at www.sec.gov/edgar.shtml Our transfer agent’s website at www.meetingdocuments.com/astca/slf Our website at www.sunlife.com/2021agm NA-1-21 Notice of 2021 Annual Meeting | Notice of Availability of Meeting Materials 01

VOTING: Voting Deadline: May 3, 2021 at 5:00 P.M. (Toronto time) REGISTERED SHAREHOLDERS AND SHARE OWNERSHIP ACCOUNT PARTICIPANTS Return your completed proxies, or exercise your vote by the voting deadline. Please refer to your proxy for detailed instructions on how to vote. INTERNET: www.astvotemyproxy.com TELEPHONE: 1 888-489-7352 (toll–free Canada & U.S.) SCAN & EMAIL: proxyvote@astfinancial.com MAIL: Please use the envelope provided NON-REGISTERED SHAREHOLDERS Return your completed voting instruction form (VIF) or exercise your vote by the voting deadline using the control number on your VIF. Please refer to your VIF for detailed instructions on how to vote. INTERNET: www.proxyvote.com TELEPHONE: Canadian holders: 1-800-474-7493 (English) 1-800-474-7501 (French) US holders: 1-800-454-8683 SMARTPHONE: Scan QR code found on the VIF MAIL: Please use the envelope provided If you want to attend and vote at the virtual meeting, you need to first appoint yourself or your proxyholder by using one of the methods above and then obtain a control number, which is required to vote at the meeting. You can get a control number by calling AST Trust Company (Canada) at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America) or by completing an online form at: https://lp.astfinancial.com/ControlNumber. REQUESTING A PAPER COPY OF MEETING MATERIALS: Upon request received at any time prior to or up to one year following the date of filing of the circular, annual report, annual financial statements or annual MD&A, as applicable we will send you a paper copy of the document at no cost. The request can be made online at www.meetingdocuments.com/astca/slf or by telephone at 1-888-433-6443 (toll–free from Canada and the U.S.) or 416-682-3801 (other countries). For the circular, your request for a paper copy should be received at least seven business days in advance of the proxy deposit date (being April 26, 2021) in order to receive the circular in advance of the voting deadline. PLEASE CALL: AST Trust Company (Canada), our transfer agent, at 1-888-433-6443 (toll–free Canada and the U.S.) or 416-682-3801 (other countries) if you have questions about Notice and Access. Go Digital! Electronic delivery of other continuous disclosure documents REGISTERED SHAREHOLDERS AND SHARE OWNERSHIP ACCOUNT PARTICIPANTS Sign up for e-delivery at https://ca.astfinancial.com/SLFGoDigital OR by checking the box on the reverse side of your proxy form and providing your email address. NON-REGISTERED SHAREHOLDERS IN CANADA AND U.S. Sign up for e-delivery at www.proxyvote.com using the control number on your VIF OR after the meeting by obtaining a unique registration number from your financial intermediary. NA-1-21 Notice of 2021 Annual Meeting | Notice of Availability of Meeting Materials 02